Mr Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

4 February 2011

Dear Mr Volley

The Royal Bank of Scotland Group plc
Form 20-F for fiscal year ended 31 December 2009
Filed 27 April 2010
File No. 001-10306

Thank you for your letter of 2 February 2011.  We are carefully considering your comments and expect to be able to provide you with our response by the end of February.

Yours sincerely

/s/ R Kapoor
R Kapoor
Group Chief Accountant